OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70927

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/27/22 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TAG Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

350 5TH AVE SUITE 4200
(No. and Street)

NEW YORK	NY	10118
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven H. Nigro	212-993-7431	snigro@tagfingroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/08/23	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Florida
County of Manatee

OATH OR AFFIRMATION

I, Steven Nigro, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TAG Capital Partners LLC, as of March 28th, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DIXIE L HACKWORTH
Notary Public - State of Florida
Commission # HH 219481
My Comm. Expires Jan 23, 2026

Signer Steven Nigro produced Florida DL,as identification along with multi-factor authentication and audio/video recording to be notarized online.

Signature:

Steven Nigro

Title:
Chief Executive Officer

Dixie L Hackworth

Notary Public Dixie L Hackworth, Online Notary

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TAG CAPITAL PARTNERS LLC
(A Wholly-Owned Subsidiary of TAG Financial Institutions Group, LLC)

Report on Audit of Financial Statements and Supplementary Information
For the Period December 27, 2022 (Date of Approval) through December 31, 2023
With Report of Independent Registered Public Accounting Firm

TAG CAPITAL PARTNERS LLC

(A Wholly-Owned Subsidiary of TAG Financial Institutions Group, LLC)

Table of Contents



Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

**To the Management and Sole-Member of
TAG Capital Partners LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TAG Capital Partners LLC (the "Company") as of December 31, 2023, and the related statements of operations, changes in member's equity, and cash flows for the period December 27, 2022 (date of approval) through December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period December 27, 2022 through December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information included in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mazars USA LLP

We have served as the Company's auditor since 2023.

Woodbury, NY
March 27, 2024

Statement of Financial Condition
As of December 31, 2023

ASSETS

Cash and cash equivalents	$	1,168,484
Due from Parent Company		28,738
Prepaid expenses		7,872
Other assets		3,801
TOTAL ASSETS	$	1,208,895

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	75,419
Due to Parent Company		14,706
TOTAL LIABILITIES		90,125
MEMBER'S EQUITY		1,118,770
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,208,895

See Notes to Financial Statements

TAG Capital Partners LLC
(A Wholly-Owned Subsidiary of TAG Financial Institutions Group, LLC)

Statement of Operations
For the Period December 27, 2022 (Date of Approval) through December 31, 2023

REVENUE

Investment banking fees	$	4,952,084
Interest and dividends		1,614
TOTAL REVENUE		4,953,698

OPERATING EXPENSES

Compensation expense and related costs	1,722,918
Regulatory fees and expenses	210,800
Transaction and related costs	197,479
Office and occupancy expenses	169,259
Professional fees	62,815
Employee commissions	80,900
Other operating expenses	41,819
TOTAL EXPENSES	2,485,990
NET INCOME	$ 2,467,708

TAG Capital Partners LLC
(A Wholly-Owned Subsidiary of TAG Financial Institutions Group, LLC)

Statement of Changes in Member's Equity
For the Period December 27, 2022 (Date of Approval) through December 31, 2023

MEMBER'S EQUITY, DECEMBER 27, 2022	$	776,062
Contributions		1,725,000
Distributions to member		(3,850,000)
Net income		2,467,708
MEMBER'S EQUITY, DECEMBER 31, 2023	$	1,118,770

See Notes to Financial Statements

Statement of Cash Flows
For the Period December 27, 2022 (Date of Approval) through December 31, 2023

Net income	$	2,467,708
Non-cash contributions of allocated expenses		1,725,000
Adjustments to reconcile net income to net cash flows from operating activities:		
Prepaid expenses and other assets		8,903
Due from Parent Company		(28,738)
Accounts payable and accrued expenses		75,419
Due to Parent Company		14,706
Net cash provided by operating activities		4,262,998
FINANCING ACTIVITIES		
Distributions to member		(3,850,000)
Net cash used in financing activities		(3,850,000)
NET INCREASE IN CASH		412,998
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		755,486
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		$ 1,168,484

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES

Allocated expense capitalized as member contributions	1,725,000

See Notes to Financial Statements

Notes to Financial Statements
For the Period December 27, 2022 (Date of Approval) through December 31, 2023

1. **Nature of Business** TAG Capital Partners LLC also doing business as TAG Capital Partners ("TCAP" or the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and was approved on December 27, 2022 as a member of the Financial Industry Regulatory Authority ("FINRA"). TCAP was organized as a New York limited liability company on January 6, 2022, and commenced its operations in January 2023. TCAP is a subsidiary of TAG Financial Institutions Group, LLC ("TFIG" or the "Parent Company") and together TFIG and TCAP provide financial advisory services with respect to mergers and acquisitions, divestitures, restructurings, spin-offs and risk management. All securities related business of TFIG are transacted through TCAP. The liability of the Parent Company for the losses, debts, and obligations of the Company is limited to its capital contribution.

2. **Significant Accounting Policies**

   Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

   Cash and Cash Equivalents: The Company considers all highly liquid debt instruments, such as Treasury Bills purchased with a maturity of three months or less to be cash equivalents.

   Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions that market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

   Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

   Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

   Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

   The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs

Notes to Financial Statements
For the Period December 27, 2022 (Date of Approval) through December 31, 2023

reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Included in Cash and cash equivalents is a $995,905 of 4-week Treasury Bill that matured on January 23, 2024. The Company has classified the Treasury Bills as a Level 1 input in determining its fair value.

Revenue Recognition: The Company recognizes revenue in accordance with FASB Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as each performance obligation is satisfied.

The Company provides a comprehensive range of strategic and financial advisory services with respect to mergers and acquisitions, divestitures and restructurings. The Company's performance obligation to the customer is considered completed on the closing date of the transaction.

The Company also provides advisory services in raising capital. Revenue earned for successful closings of raising capital are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Of the $4,952,084 of investment banking fees on the statement of operations, $60,000 was earned for raising capital, 547,561 was earned from advisory fees, and $4,344,523 was earned from mergers and acquisitions, divestitures and restructuring. The Company also earns trailing fees on these contracts that vary based on the specific performance measures as defined in an engagement agreement. Due to the uncertainty associated with satisfaction of performance measures, the Company recognizes revenue on these fees when payment is received or reasonably assured. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities and recorded as deferred income on the accompanying statement of financial condition. The Company had no recorded contract liabilities as of December 31, 2023.

Substantially all of the revenue generating transactions during the current period were assigned to TCAP from a formerly registered broker-dealer.

Measurement of Credit Losses: In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments - Credit Losses (Topic 326). The main objective of Topic 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replaced the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. This is adjusted each period for changes in expected lifetime credit losses at the time the financial asset is originated or acquired. For financial assets measured at amortized costs (i.e., cash and accounts receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historical losses.

Notes to Financial Statements
For the Period December 27, 2022 (Date of Approval) through December 31, 2023

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains cash and cash equivalents in one bank offering protection for cash by the Federal Depository Insurance Company ("FDIC") up to $250,000. At times, the balances maintained in banks exceed federally insured limits.

The Company works on a success basis on a range of transactions sizes. Due to the complexity of the transactions, the certainty of their closing cannot always be assured. For the Period December 27, 2022 through December 31, 2023, approximately 33% of gross revenues was derived from the top 2 transactions.

Income Taxes: The Company is treated as a disregarded entity for tax reporting purposes. The Parent Company is taxed on the Company's taxable income or loss. Similar provisions apply for Federal, state and local income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

The Company is in accordance with the terms of FASB Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"), which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Topic 740, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position as of December 31, 2023, and does not expect any material adjustments to be made. The 2022 and 2023 tax years remain subject to U.S. federal and state income tax examinations.

3. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first twelve months of operations and 15 to 1 thereafter. At December 31, 2023, the Company had net capital of $1,078,359 which was $1,067,093 in excess of required minimum net capital of $11,266. The Company's ratio of aggregate indebtedness was 8.4%.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3 but rather relies on Footnote 74 to SEC Release 34-70073 as stated in the FINRA membership agreement. The Company has availed itself of this option as the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customers. The Company does not carry accounts of or for customers and does not carry PAB accounts. The Company's business activities are exclusively limited to mergers and acquisition advisory services and private placements.

Notes to Financial Statements
For the Period December 27, 2022 (Date of Approval) through December 31, 2023

4.   Related Party Transactions

The Company is wholly owned by TFIG. The Company has an agreement with TFIG whereby expenses incurred by the Parent Company on behalf of the Company are paid back monthly. There are also overhead expenses allocated from TFIG back to the Company based on an allocation percentage agreed upon in an Expense Sharing Agreement. The Company incurred expenses from Parent Company of $169,259 for 2023, which is recorded in office and occupancy expenses on the accompanying statement of operations. The Company had a payable due to Parent Company of $14,709 at December 31, 2023. During 2023, TFIG paid on behalf of the Company, $1,725,000 primarily related to allocated applicable compensation expense and related costs for investment banking registered representatives of the Company who participated as co-advisors on the Company's transactions. The amounts paid were capitalized as member contributions.

During the period, the Company paid certain expenses which were not directly attributable to the Company's operations and it was determined and agreed upon that $28,738 be reimbursed by TFIG which is presented as Due from Parent Company in the accompanying statement of financial condition.

The Company's operations and financial position could differ from those that would have been attained if these entities were unrelated.

5.   Subsequent Event

The Company has evaluated events and transactions that occurred between January 1, 2024 and March 27, 2024, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. On February 12, 2024, the Company distributed excess profits of $1,125,000 to TFIG.

TAG Capital Partners LLC
(A Wholly-Owned Subsidiary of TAG Financial Institutions Group, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission

December 31, 2023

MEMBERS EQUITY	$	1,118,770
DEDUCTIONS AND/OR CHARGES		
Due from Parent Company		28,738
Prepaid expenses and other assets		11,673
		40,411
NET CAPITAL		1,078,359
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	75,419
Due to Parent Company		14,706
	$	90,125
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (the greater of $5,000 or		
12-1/2% of aggregate indebtedness	$	11,266
Net capital in excess of minimum requirements	$	1,067,093
Ratio of aggregate indebtedness to net capital		8.4%

Note: There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2023 as amended on February 8, 2024.

TAG Capital Partners LLC
(A Wholly-Owned Subsidiary of TAG Financial Institutions Group, LLC)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3 but rather relies on Footnote 74 to SEC Release 34-70073 as stated in the FINRA membership agreement. The Company has availed itself of this option as the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customers. The Company does not carry accounts of or for customers and does not carry PAB accounts. The Company's business activities are exclusively limited to mergers and acquisition advisory services and private placements.



Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

**To the Management and Sole-Member of
TAG Capital Partners LLC**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) TAG Capital Partners LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 to the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mergers and acquisitions advisory services and private placements. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Mazars USA LLP

Woodbury, New York
March 27, 2024

Exemption Report

TAG Capital Partners LLC (SEC file number 8-70927) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under Paragraph (k) 17 C.F.R. §240 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 to SEC Release 34-70073 adopting amendments to C.F.R. §240.17a-5 because the Company limits its business activities exclusively to mergers and acquisition advisory services and private placements. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception.

I, Steven H. Nigro, Chief Executive Officer, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____
Chief Executive Officer
March 27, 2024